DC



DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0404


04008499

February 11, 2004

Rebecca E. Clayton
Counsel
Corporate & Financial Law Department
CIGNA Corporation
Routing TL48C
1601 Chestnut Street
Philadelphia, PA 19192

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 2/11/2004

Re: CIGNA Corporation
Incoming letter dated December 29, 2003

Dear Ms. Clayton:

This is in response to your letter dated December 29, 2003, concerning shareholder proposals submitted to CIGNA by CHRISTUS Health and Catholic Health Initiatives. We have also received a letter on the proponents' behalf dated January 28, 2004. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponents.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Deputy Director

Enclosures

cc: Donna Meyer, Ph.D.
Systems Director-Community Health
CHRISTUS Health
2600 North Loop West
Houston, TX 77092

701221

Kevin E. Lofton
President and CEO
Catholic Health Initiatives
1999 Broadway, Suite 2600
Denver, CO 80202

PAUL M. NEUHAUSER

Attorney at Law (Admitted New York and Iowa)

1253 North Basin Lane
Siesta Key
Sarasota, FL 34242

Tel: (941) 349-6164 Email: pmneuhauser@aol.com

January 28, 2004

Securities & Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Att: Grace Lee, Esq.
Office of the Chief Counsel
Division of Corporation Finance

Re: Shareholder Proposal Submitted to Cigna Corporation

Via fax

Dear Sir/Madam:

I have been asked by Christus Health (hereinafter referred to as the "Proponent"), which is a beneficial owner of shares of common stock of Cigna Corporation (hereinafter referred to as "Cigna" or the "Company"), and which has submitted a shareholder proposal to Cigna, to respond to the letter dated December 29, 2003, sent to the Securities & Exchange Commission by the Company, in which Cigna contends that the Proponent's shareholder proposal may be excluded from the Company's year 2004 proxy statement by virtue of Rules 14a-8(i)(2) and 14a-8(i)(1).

I have reviewed the Proponent's shareholder proposal, as well as the aforesaid letter sent by the Company, and based upon the foregoing, as well as upon a review of Rule 14a-8, it is my opinion that the Proponent's shareholder proposal must be included in Cigna's year 2004 proxy statement and that it is not excludable by virtue of either of the cited rules.

The proposal calls for an end to profiting from sales of a product which, when used as intended, causes illness and death, the very risks which Cigna insures against.

RULE 14a-8(i)(1)

The Company claims that the Proponent's shareholder proposal, if approved by the shareholders, "would bind the Boards of directors of CIGNA's insurance company subsidiaries" in violation of state law. Since the shareholder proposal is precatory ("the shareholders *request* the Board to initiate a policy") (emphasis supplied) approval of the shareholder proposal by the shareholders cannot possibly bind CIGNA or its subsidiaries. The Company's argument that the proposal would cause it to violate state law is consequently wholly without merit. Were the Staff to agree with Cigna that the proposal, despite its clear wording, is somehow mandatory, the Proponent is willing to recast the wording of the proposal to confirm that it is a recommendation. Cf. *The Hartford Financial Group, Inc.* (March 18, 2000) (although we are unable to fathom why the Staff thought that the proposal to Hartford was a mandate).

RULE 13a-8(i)(2)

The Company makes an eloquent plea to the effect that implementation of the proposal would cause it to violate ERISA. The only problem with this argument is that the proposal is inapplicable to the Erisa accounts managed by Cigna. This is apparent both (i) from the actual wording of the Resolve Clause of the proposal and (ii) from the context of the proposal as set forth in the Whereas Clause and the Supporting Statement.

It is obvious from the context that the Proponent's shareholder proposal is aimed exclusively at the portfolios of the Company's insurance subsidiaries. Each and every whereas paragraph, as well as the Supporting Statement, talks only about the inconsistency of an insurance company owning tobacco stocks. For example, the introductory paragraph talks about a "health care-related institution" and about "health care insurers". Each of the first four bullet paragraphs refer to death and/or health care costs, both being benefit obligations which may be incurred by Cigna's insurance subsidiaries. The final bullet states that the proponent believes that "it is inconsistent for insurers to invest in tobacco equities". Finally, the Supporting Statement quotes an editorial in *USA Today* which talks about "health insurers" and states that it is "hypocritical" and "unconscionable" for "insurers to provide health care for those" suffering from tobacco ailments while also investing in tobacco stocks.

That the proposal is aimed exclusively at the Company's insurance portfolios is confirmed by the wording of the Resolve Clause, which applies only to "portfolios under our direct control", and thus not to retirement funds of which Cigna happens to have been hired to manage. In this connection, we note that the Staff has previously rejected an identical argument made by other insurance companies in the context of a resolve clause that was not nearly as specific in limiting its application to insurance portfolios. *The Hartford Financial Services Group, Inc.* (March 18, 2000) (resolve clause read "in any of our portfolios"); *Lincoln National Corporation* March 24, 1999) (resolve clause read "in any of our portfolios"); *Aetna Life and Casualty Company* (February 28, 1991) (resolve clause read "in any of our portfolios"). Nevertheless, if the Staff were not to agree that the intent of the proposal is clear from its context and wording, the Proponent would be willing to amend the proposal to clarify this matter, e.g., by inserting the word "insurance" in front of the word "portfolios" in the Resolve Clause.

Furthermore, we note that a fiduciary under ERISA is not bound by ERISA in connection with its non-ERISA activities. Thus, Section 3 of ERISA (the definitional section) states, in subparagraph (21)(A), that "a person is a fiduciary ***with respect to a plan*** to the extent (i) he exercises any discretionary authority or discretionary control . . . respecting management or disposition of assets . . ." (Emphasis supplied.) 29 U.S.C. 1002.

Finally, I am informed that the following insurance companies and health organizations have bans on tobacco investments in their non-ERISA portfolios:

Aetna
Aflec
Allstate
Blue Cross/Blue Shield of Minnesota
Church Life
Employers Health Insurance of Wisconsin
Humana
Jefferson Pilot
Oxford Health
Torchmark
Unum

In conclusion, it seems almost beyond belief that Cigna can seriously contend that each of these leading corporations is in violation of ERISA because of their investments in non-ERISA portfolios.

In conclusion, we request the Staff to inform the Company that the SEC proxy rules require denial of the Company's no action request. We would appreciate your telephoning the undersigned at 941-349-6164 with respect to any questions in connection with this matter or if the staff wishes any further information. Faxes can be received at the same number. Please also note that the undersigned may be reached by mail or express delivery at the letterhead address (or via the email address).

Very truly yours,



Paul M. Neuhauser
Attorney at Law

cc: Rebecca E. Clayton
Donna Meyer
Rev. Michael Crosby
Sister Pat Wolf

Rebecca E. Clayton
Counsel
Corporate & Financial Law Department



CIGNA

December 29, 2003

Routing TL48C
1601 Chestnut Street
Philadelphia PA 19192
Telephone 215.761.6240
Facsimile 215.761.5715
robert.lukens@cigna.com

Securities and Exchange Commission
Office of Chief Counsel
Division of Corporation Finance
450 Fifth Street, NW
Washington, DC 20549

Re: CIGNA Corporation Shareholder Proposal submitted by CHRISTUS Health and Catholic Health Initiatives
Securities Exchange Act of 1934—Rule 14a-8

Ladies and Gentlemen:

CIGNA Corporation ("CIGNA" or the "Company") received an identical shareholder proposal (the "Proposal") from each of CHRISTUS Health and Catholic Health Initiatives. The Proposal requests that CIGNA's board of directors initiate a policy mandating no further purchases of equities in tobacco companies in any of the portfolios under the Company's direct control unless it can be proven that tobacco use does not cause the illnesses and deaths that have been attributed to it. The Proposal also requires CIGNA to divest itself of all tobacco stock by January 1, 2005 if CIGNA cannot produce such proof.

The Company's Position

CIGNA believes it would be appropriate to exclude the Proposal and its related supporting statement (the "Supporting Statement") from CIGNA's proxy statement and form of proxy for its 2004 Annual Meeting (the "2004 Proxy Materials") for the following reasons:

- Under Rule 14a-8(i)(2), the Proposal would, if implemented, cause CIGNA to violate federal law; and

- Under Rule 14a-8(i)(1), the Proposal is not a proper subject for shareholder action under state law.

We request the Staff's concurrence with CIGNA's position.

In accordance with Rule 14a-8(j) of the Securities Exchange Act of 1934, I enclose for filing six copies of this letter. A copy of the letter dated November 14, 2003 from Christus Health and the letter dated November 21, 2003 from Catholic Health Initiatives to CIGNA containing the Proposal and Supporting Statement are attached to this letter as Exhibit A1 and Exhibit A2, respectively. By copy of this letter, CIGNA notifies CHRISTUS Health and Catholic Health Initiatives of its intention to exclude the Proposal and Supporting Statement from the 2004 Proxy Materials. To the extent this letter includes reasons based on state law matters, this letter constitutes the opinion of counsel required by Rule 14a-8(j).

The Company's Reasons

1. Rule 14a-8(i)(2): Violation of Law

CIGNA believes that the Proposal and Supporting Statement may be excluded from the 2004 Proxy Materials on the basis of Rule 14a-8(i)(2). The Proposal, if implemented, would prohibit CIGNA from investing in, and require CIGNA to divest itself of, holdings in tobacco company securities in violation of the Employee Retirement Income Security Act of 1974 ("ERISA"). As of September 30, 2003, CIGNA had approximately $56 billion in assets under management in its employee retirement benefits and investment service operations. Most of these investment activities relating to equity securities are governed by ERISA, which imposes a strict fiduciary duty on those exercising discretionary control over plan assets. This fiduciary duty makes paramount the economic interests of plan participants and beneficiaries.

The Department of Labor continues to interpret the fiduciary standards of Section 403 and 404 of ERISA to preclude pure social investing. In an advisory opinion relating to the selection of a socially responsible fund as a pension plan investment, the Department of Labor reiterated that a plan fiduciary must:

> "act prudently, solely in the interest of the plan's participants and beneficiaries and for the exclusive purpose of providing benefits to their participants and beneficiaries...In other words, in deciding whether and to what extent to invest in a particular investment, or to make a particular fund available as a designated investment alternative, a fiduciary must ordinarily consider only factors relating to the interests of plan participants and beneficiaries in their retirement income" (See Calvert Group Ltd., ERISA OpLtr 98-04A, May 28, 1998).

The Staff concurred in American Telephone & Telegraph (December 16, 1985) that a proposal requiring AT&T's divestiture from its pension fund of investments in companies conducting business in apartheid South Africa could be omitted under Rule 14a-8(c)(2) (the predecessor of Rule 14a-8(i)(2)) as it "would require [AT&T] as named fiduciary of the Pension Fund to take steps which would place the fiduciary in jeopardy of breaching its obligations under ERISA." The Proposal, if implemented, would also place CIGNA, through its insurance and investment adviser subsidiaries, in jeopardy of breaching its obligations under ERISA by placing the anti-tobacco social objective before the economic interests of plan participants and beneficiaries.

We are aware of the Staff's position in Aetna Life and Casualty Company (February 28, 1991) where the Staff did not concur with Aetna's position that it could exclude a proposal which requested that Aetna establish a review committee to report on the impact of smoking on, among other things, Aetna's investment policies. The Staff reasoned that Aetna's proposal would not actually require Aetna to change its investment policies relating to or divest itself of tobacco company equities, but rather merely provide a report. CIGNA's proposal is distinguishable from Aetna's and analogous to AT&T's because it would require a change in investment policies and divestiture of tobacco-related equities, thus creating a direct and unambiguous conflict with CIGNA's ERISA duties. For this reason, we request that the Staff uphold its position in AT&T and concur with our position that the Proposal and Supporting Statement are excludable under Rule 14a-8(i)(2).

2. Rule 14a-8(i)(1): Improper Under State Law

CIGNA further believes that the Proposal and Supporting Statement may be excluded from the 2004 Proxy Materials on the basis of Rule 14a-8(i)(1) because the Proposal is not a proper subject for shareholders under the state laws of CIGNA's primary insurance company subsidiaries. The Proposal, if adopted, mandates CIGNA's divestiture of all tobacco company equities by January 1, 2005. Applicable corporate and insurance laws vest decision-making and investment authority in the respective boards of directors and investment committees of CIGNA's insurance company subsidiaries.

For example, CIGNA's largest insurance company subsidiary, Connecticut General Life Insurance Company, is subject to Connecticut laws regarding corporate governance and insurance investments. Section 33-735 of the Connecticut Business Corporation Act ("CBCA") provides that "[a]ll corporate powers shall be exercised by or under the authority of, and the business and affairs of the corporation managed by or under the direction of, its board of directors. . . ." In addition to corporate laws, Connecticut insurance laws require that the directors of a domestic insurance company approve all loans and investments:

> "No domestic insurer shall make any loan or investment . . . unless authorized or approved by its board of directors or a committee thereof responsible for supervising or making such loan or investment . . . ." Conn. Gen. Stat. Ann. §38a-102e.

In accordance with these and similar provisions in other state laws governing CIGNA's insurance company subsidiaries, the respective board of directors of each of CIGNA's insurance company subsidiaries has created an insurance investment committee to oversee and approve its respective investments. The Proposal, if included in the 2004 Proxy Materials and approved, would bind the boards of directors of CIGNA's insurance company subsidiaries in a manner inconsistent with and improper under applicable state corporate and insurance laws.

The Staff has historically recognized the exclusive discretion of boards of directors in corporate matters under state statutes, absent a specific provision to the contrary in the applicable statute or in a company's charter documents. (See, e.g., Release No. 34-12999

(November 22, 1976)). Recently, the Staff concurred with the no-action request of The Hartford Financial Services Group, Inc. (March 18, 2000) that the proposal Hartford received regarding divestiture of tobacco equities in its insurance portfolios could be excluded under Rule 14a-8(i)(1) because it was "an improper subject for shareholder action under applicable state law." We are aware that the Staff did allow the proponent in Hartford 14 days to make its proposal precatory. We request that the Staff concur with our position that the Proposal and the Supporting Statement are excludable under Rule 14a-8(i)(1).

Conclusion

For the above reasons, CIGNA requests that you confirm that the Division of Corporate Finance will not recommend enforcement action if CIGNA excludes the Proposal and Supporting Statement from its 2004 Proxy Materials.

If the Staff does not agree with CIGNA's position or wishes to discuss this matter, please contact the undersigned at (215) 761-6230. Please acknowledge receipt of this filing by date-stamping the enclosed additional copy of this letter and returning it in the enclosed self-addressed envelope.

Thank you for your consideration.

Very truly yours,



Rebecca E. Clayton

Exhibit A1




RECEIVED
NOV 1 9

November 14, 2003

CIGNA Corporation
c/o Corporate Secretary
1650 Market Street
Philadelphia, PA 19192-1550

Dear Sir or Madam:

CHRISTUS Health is the beneficial owner of at least $2000 of stock in CIGNA Corporation. We will own this stock at least through the annual meeting. Verification of our ownership of this stock for at least one year will be sent under separate cover.

As System Director-Community Health for CHRISTUS Health, I hereby submit the enclosed resolution for inclusion in the proxy statement for the next annual meeting. This is done in accordance with Rule 14-a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934 and for consideration and action by the shareholders at the annual meeting.

Again, we are always more than willing to dialogue with the Company on the matter we wish to set before the shareholders. If you would like to arrange such a dialogue, please contact the Rev. Michael Crosby, Province of St. Joseph of the Capuchin Order, 1015 N. 9th Street, Milwaukee, WI 53233 or by phone at 414-271-0735.

Sincerely,

Donna Meyer, Ph.D.
System Director-Community Health

DM:kg

Attachment

cc: Mike Crosby, Julie Wokaty, James Donovan

INVESTMENTS IN TOBACCO COMPANIES

WHEREAS – as shareholders, we are concerned about investing in the tobacco industry by any health care institution, especially when the negative health effects of tobacco use are so clearly understood by health care insurers and providers.
– A March 1998 analysis by the U.S. Treasury Department found the nation loses $80 billion a year on goods and services otherwise produced by Americans who die prematurely or retire early because of smoking-related ills.
– A Philip Morris-commissioned Arthur D. Little International Report in 2001showed a cost-benefit analysis of smoking and social services in the Czech Republic. It noted savings of $24.2 million to $30.6 million from lower costs for health care and retirement benefits caused by a shortened life span of smokers who die early by tobacco use. If this Report is true it would indicate that, for purely financial reasons, such investments undermine the bottom-line of our industry, to say nothing of the ethical implications.
– While Steve Parrish, Senior Vice President of Corporate Affairs for PM, responded that for the company "to commission this study was not only a terrible mistake, it was wrong" (*USA Today* 07/30/01). This apology for the Report being commissioned failed to include an apology for the facts contained in the report.
– In 1996 the AMA called for mutual funds and health-conscious investors to divest from stocks and bonds in tobacco companies.
-- We believe it is inconsistent for a health care company to invest in tobacco equities and yet proclaim concerns about quality healthcare. Whether or not the facts in studies such as that commissioned by Philip Morris are true or not is not the issue. The fact is that our company is invested in an industry that has a cavalier attitude toward life itself.

RESOLVED: that shareholders request the Board to initiate a policy mandating no further purchases of tobacco equities in any of the portfolios under our direct control unless it can be proven that tobacco use does not cause the illnesses and deaths that have been attributed to it. If the company cannot produce such proof, it shall divest itself of all tobacco stocks by January 1, 2005.

Supporting Statement

In commenting on the huge tobacco equities of health insurers and health providers, a July 7-9, 1995 editorial in *USA Today* declared:

> major U.S. health insurers are large investors in major U.S. tobacco companies. In other words, the nation's merchants of care are partners with the nation's merchants of death. These investments grate and gall. Every year, tobacco use is fatal for thousands of Americans. For insurers to provide health care for those suffering smokers on the one hand while investing in the source of their misery on the other is unconscionable. And hypocritical.

Harvard, Johns Hopkins and The Maryland Retirement and Pension Systems have divested from tobacco stocks. If you think our Company should not profit from peoples' illness and death by investing in tobacco, vote YES for this resolution.

Exhibit A2

CATHOLIC HEALTH INITIATIVES

A spirit of innovation, a legacy of care.

1999 Broadway
Suite 2600
Denver, CO
80202

Phone 303.298.9100
Fax 303.298.9690


RECEIVED
NOV 21 2003

November 21, 2003

CIGNA Corporation
c/o Corporate Secretary
One Liberty Place Facility
1650 Market Street
Philadelphia, PA 19192

Dear Sir or Madam:

Catholic Health Initiatives is one of the largest Catholic health care systems in the country, spanning 19 states and operating 61 hospitals; 44 long-term care facilities, assisted living facilities and residential units; and several Community Health Services Organizations. As a religiously sponsored organization, Catholic Health Initiatives seeks to reflect its mission, vision and values in its investment decisions.

The use of tobacco products continues to be an enormous health problem within the United States and throughout the world. We believe it is inconsistent for a health care company to invest in tobacco equities for profit, yet espouse concerns about the health of individuals and the nation. Catholic Health Initiatives urges CIGNA Corporation to initiate a policy of divestiture of tobacco equities in your investment portfolios.

Catholic Health Initiatives is the beneficial owner of approximately 80,294 shares of CIGNA Corporation common stock. Through this letter we notify the company of our sponsorship of the enclosed resolution. We present it for inclusion in the proxy statement for action at the next stockholders meeting in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934. In addition, we request that we be listed as a sponsor of this resolution in the company proxy statement.

Verification of our ownership of this stock for at least one year is enclosed. We intend to maintain ownership through the date of the annual meeting. There will be a representative present at the stockholders meeting to present this resolution as required by the SEC Rules. We are filing this resolution along with other concerned investors including the primary filer, Christus Health. Colleen Scanlon, Catholic Health Initiatives, Senior Vice President, Advocacy will serve as primary contact and can be contacted at 303-383-2693. It is our tradition as a religiously sponsored organization to seek dialogue with companies on the issue in the resolution offered to the shareholders. We hope that a discussion of this sort is of interest to you as well.

Sincerely,

Kevin E. Lofton

Kevin E. Lofton
President and CEO

Attachments

KEL/CS/lb

cc: Donna Meyer, Ph.D., Christus Health
Dan Rosan, Interfaith Center on Corporate Responsibility

INVESTMENTS IN TOBACCO COMPANIES

WHEREAS – as shareholders, we are concerned about investing in the tobacco industry by any health care institution, especially when the negative health effects of tobacco use are so clearly understood by health care insurers and providers.
– A March 1998 analysis by the U.S. Treasury Department found the nation loses $80 billion a year on goods and services otherwise produced by Americans who die prematurely or retire early because of smoking-related ills.
– A Philip Morris-commissioned Arthur D. Little International Report in 2001showed a cost-benefit analysis of smoking and social services in the Czech Republic. It noted savings of $24.2 million to $30.6 million from lower costs for health care and retirement benefits caused by a shortened life span of smokers who die early by tobacco use. If this Report is true it would indicate that, for purely financial reasons, such investments undermine the bottom-line of our industry, to say nothing of the ethical implications.
– While Steve Parrish, Senior Vice President of Corporate Affairs for PM, responded that for the company "to commission this study was not only a terrible mistake, it was wrong" (*USA Today* 07/30/01). This apology for the Report being commissioned failed to include an apology for the facts contained in the report.
– In 1996 the AMA called for mutual funds and health-conscious investors to divest from stocks and bonds in tobacco companies.
-- We believe it is inconsistent for a health care company to invest in tobacco equities and yet proclaim concerns about quality healthcare. Whether or not the facts in studies such as that commissioned by Philip Morris are true or not are not the issue. The fact is that our company is invested in an industry that has a cavalier attitude toward life itself.

RESOLVED: that shareholders request the Board to initiate a policy mandating no further purchases of tobacco equities in any of the portfolios under our direct control unless it can be proven that tobacco use does not cause the illnesses and deaths that have been attributed to it. If the company cannot produce such proof, it shall divest itself of all tobacco stocks by January 1, 2005.

Supporting Statement

In commenting on the huge tobacco equities of health insurers and health providers, a July 7-9, 1995 editorial in *USA Today* declared:

> major U.S. health insurers are large investors in major U.S. tobacco companies. In other words, the nation's merchants of care are partners with the nation's merchants of death. . . . These investments grate and gall. Every year, tobacco use is fatal for thousands of Americans. For insurers to provide health care for those suffering smokers on the one hand while investing in the source of their misery on the other is unconscionable. And hypocritical.

Harvard, Johns Hopkins and The Maryland Retirement and Pension Systems have divested from tobacco stocks. If you think our Company should not profit from peoples' illness and death by investing in tobacco, vote YES for this resolution.

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

February 11, 2004

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: CIGNA Corporation
Incoming letter dated December 29, 2003

The proposals request that the board initiate a policy mandating no further purchases of tobacco equities in any portfolios under CIGNA's "direct" control.

We are unable to concur in your view that CIGNA may exclude the proposals under rule 14a-8(i)(1). Accordingly, we do not believe that CIGNA may omit the proposals from its proxy materials in reliance on rule 14a-8(i)(1).

We are unable to conclude that CIGNA has met its burden of establishing that the proposals would violate applicable federal law. Accordingly, we do not believe that CIGNA may omit the proposals from its proxy materials in reliance on rule 14a-8(i)(2).

Sincerely,



Lesli L. Sheppard-Warren
Attorney-Advisor